Mail Stop 3561
                                                           July 17, 2018

Dr. Julian Adams
Chief Executive Officer
Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340
Israel

       Re:    Gamida Cell Ltd.
              Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 3, 2018
              CIK No. 0001600847

Dear Dr. Adams:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Management's Discussion & Analysis

Analysis of Results of Operations

Comparison of the years ended December 31, 2017 and 2016, page 76

1. We reviewed the changes made in response to comment 9. Please provide an analysis of the underlying reasons for each significant change you identify. For
 Dr. Julian Adams
Gamida Cell Ltd.
July 17, 2018
Page 2

       example, explain the underlying reasons why salaries, clinical activities and professional services expenses increased. Please also revise to clarify why share-
       based payment expense decreased. In this regard, the current disclosure stating the decrease was due to amortization timing is unclear.

Business

NiCord: Phase 1/2 Clinical Trial Results, page 93

2. We note that, in response to comment 17, you have revised your disclosure on page
       94 to provide rates of "chronic moderate-to-severe GvHD" in the test group and the historic controls. Please also disclose rates of other classifications of chronic GvHD in both groups, such as "mild," or disclose why you have limited your disclosure to chronic "moderate-to-severe" GvHD.

NiCord for the Treatment of Non-Malignant Disorders, page 98

3. We reissue comment 13 in part. Please revise your trial description on page 98 to disclose the dosage of NiCord administered to the 14 patients treated. In addition, please describe the nature and prevalence of any serious adverse effects or events other than GvHD, secondary graft failure, or death, or confirm to us that no such effects or events were observed.

Intellectual Property, page 100

4. We note your response to comment 20 and the related revisions to the disclosure on page 101. Please revise to specify the expiration dates for the most significant patents relating to each product candidate.

Principal Shareholders, page 134

5. We note your revisions to this section. Please revise to identify the natural person or persons who have voting and investment control over the shares held by Smartmix
       Limited.
 Dr. Julian Adams
Gamida Cell Ltd.
July 17, 2018
Page 3

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11: Share-Based Payment, page F-24

6. Reference is made to the table of option movement in section b. and the disclosure that follows in section c. All options outstanding as of December 31, 2017 are exercisable. Considering all options are exercisable, please explain why there was
       $3,676,000 of unrecognized cost related to non-vested share-based compensation as of December 31, 2017. In doing so, please tell us the vesting terms of the options outstanding as of December 31, 2016 and granted in fiscal 2017.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products